SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Benetton Group SpA finalises the deal with Tecnica for the sale of Nordica - Benetton acquires 10% of Tecnica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: January 10, 2003

BENETTON FINALISES THE DEAL WITH TECNICA FOR THE SALE OF NORDICA

Benetton acquires 10% of Tecnica

Ponzano, 10 January, 2003 - Benetton Group has entered into an agreement with Tecnica Group for the sale of its Nordica business.

Benetton's decision is part of its strategy to focus on its core clothing business. Accordingly, Benetton is in advanced negotiations for the sale of Rollerblade and is now considering the offers it has received for the Prince brand.

The sale will close on February 1st, 2003. The total transaction consideration will be defined on according to a valuation of all assets of the Nordica business such as production facilities, machinery and inventory existing at January 31st. The value of the intellectual property alone, including the brand Nordica, has been set to 38 million euro. Tecnica will pay the total consideration partly at closing and partly over a five-year period, backed by a bank guarantee and including payment of interests thereon.

On February 1st 2003 Benetton will also acquire a 10% stake in Tecnica S.p.A. with a put option to Tecnica backed by a bank guarantee and a call option from Tecnica itself.

Nordica, the leading mountain sports equipment brand, generated in 2001 revenues of 84.4 million euro, and a gross operating margin (EBITDA) of about one per cent, selling over 900,000 pairs of boots and 160,000 pairs of skis.

For more information: +39 0422 519036

www.benetton.com/press

www.benetton.com/investors